Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 27, 2023

FAIRFAX COMMITS US$1 MILLION TO
EARTHQUAKE RELIEF EFFORTS IN TURKEY

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), in recognition of the tragic consequences of the devastating earthquake that occurred on February 6, 2023, is donating an aggregate of US$1 million in funding to support emergency relief efforts in Turkey.

Fairfax has worked with its investee companies and employees in Turkey to identify initiatives and agencies providing support and assistance in Turkey following the earthquake, and donations will be made on behalf of the Fairfax group of companies to support these initiatives and agencies, including to the Canadian Red Cross.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are deeply saddened by the devastation and loss of lives resulting from the earthquake of February 6. We are hopeful that our funding commitment will assist with the provision of essential relief and rehabilitation services for people affected by this terrible tragedy.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:      John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946